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Exhibit 4.7 Robert Scarpetta, Kevin Reilly and Barry Elkin's agreement to accept stock in lieu of payroll.


July 31, 2001


Steve Williams, President & CEO
CFI Mortgage, Inc.
601 Cleveland St., Suite 500
Clearwater, FL 33755


Dear Steve:

Please accept this as authorization to issue 20,500 shares of CFI common stock to Robert Scarpetta and Kevin Reilly, and 25,000 shares of CFI common stock to Barry Elkin in lieu of our salary. We further agree that the shares will not be issued until the entire amount has been remitted to the company.

Sincerely,

                                                     CFI Mortgage, Inc.
/s/  Robert Scarpetta                                /s/ Stephen E. Williams
Robert Scarpetta                                     Title:  President

/s/  Kevin Reilly
Kevin Reilly

/s/  Barry Elkin
Barry Elkin